August 27, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street N.E.

Washington, D.C 20549

Attention: Irene Paik and Erin Jaskot

Re: Skinvisible, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed May 2, 2018

File No. 000-25911

Ladies and Gentlemen:

This letter is being submitted in response to comments provided by the Staff of the Division of Corporation Finance, Office of Healthcare & Insurance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 1, 2018 with respect to the above-referenced preliminary proxy statement on Schedule 14A filed by Skinvisible, Inc. (the “Company”).

Please find the Company’s response to the Staff’s comments below. For your convenience, the Staff’s comments are shown immediately preceding the Company’s responses thereto. In addition and concurrently herewith, the Company has filed on EDGAR a revised preliminary proxy statement including the changes discussed below made in response to the Staff’s comments.

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Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A filed July 25, 2018

Unaudited Pro Form Condensed Combined Financial Statements, page 40

1.	We note your response to our prior comment 3 that you have provided more complete financial information for Quoin for the year ended December 31, 2017 and for the quarter ended March 31, 2018. However, it does not appear that you have provided any additional financial information in this amendment. We also reiterate that the financial information included on pages 40-44 is not sufficient to meet the financial statement requirements, whether or not audited. Please provide financial statements in accordance with U.S. generally accepted accounting principles, including notes to the financial statements, for Quoin that meet the requirements of Item 14 of Schedule 14A and Item 17 of Form S-4. In addition to providing those financial statements, and to further help us consider whether or not providing audited financial statements for Quoin in the proxy statement is not practicable, please confirm that, if the merger is consummated, the audited financial statements for Quoin for the fiscal year ended 2017 will be provided in a timely filed Form 8-K.
Response:

In response to the Staff’s comment, the Proxy Statement disclosure has been revised to include financial statements for Quoin that have been prepared in accordance with U.S. generally accepted accounting principles, including notes thereto. We believe that the revised financial statements disclosure meets the requirements of Item 14 of Schedule 14A and Item 17 of Form S-4 in all respects other than with respect to the requirement to provide audited financial statements, which, as previously discussed, we believe to be impractical at this time.

We confirm that, if the merger is consummated, the audited financial statements for Quoin from inception on March 4, 2018 to the quarter ending June 30, 2018 will be provided in a timely filed Form 8-K.

2.	Please revise the consolidated pro forma financial information provided to only include (i) a pro forma balance sheet as of the latest date required to be included in the filing, which currently is March 31, 2018 and (ii) statements of operations for the fiscal year ended December 31, 2017 and the latest interim period, which currently is the quarter ended March 31, 2018. In this regard, delete all other pro forma statements and periods presented. Please also revise this section to disclose how the merger with Quoin is accounted for and how the accounting has been applied in the pro forma financial information including the presentation of an adjustments column with notes that explain any adjustments. Please also tell us what is meant by the statement on page 40 that the unaudited pro forma condensed combined financial data is presented based on Skinvisible’s historical consolidated financial statements, “after giving effect to the proposed spin-off of all of the business, assets and certain liabilities of Skinvisible.” Present the impact of the spin-off as an adjustment column with notes explaining the adjustments or explain why such impact is not presented.
Response:

In response to the Staff’s comment, the consolidated pro forma financial information in the Proxy Statement has been revised to include only (i) a pro forma balance sheet as of the latest date required to be included in the filing, which currently is June 30, 2018 and (ii) statements of operations for the latest interim period, which currently is the quarter ended June 30, 2018. In addition, in response to the Staff’s comment, the notes in the financial statements have been revised to include a detailed explanation regarding how the merger with Quoin is being accounted for and how the accounting has been applied in the pro forma financial information.

With respect to all references in the Proxy Statement to a “proposed spin-off of all of the business, assets and certain liabilities of Skinvisible” were inadvertently in the Proxy Statement and were not intended to be included in the pro forma financial information or any other portion of the Proxy Statement. There is no proposed spin-off of all of the business, assets and certain liabilities of Skinvisible. The proxy statement has been revised to delete these inadvertent references.

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Sincerely,

Skinvisible, Inc.

/s/ Terry Howlett

President and Chief Executive Officer

cc: Scott Doney

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